

Mail Stop 4628

January 18, 2017

Via E-Mail
Michael D. Porcelain
Senior Vice President and Chief Financial Officer
Comtech Telecommunications Corp.
68 South Service Road
Suite 230
Melville, NY 11747

> **Re: Comtech Telecommunications Corp.**
> **Form 10-K for the Fiscal Year Ended July 31, 2016**
> **Filed October 6, 2016**
> **File No. 0-7928**

Dear Mr. Porcelain:

     We refer you to our comment letter dated December 12, 2016 regarding business contacts with Syria and Sudan. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Sincerely,

             /s/ Cecilia Blye

             Cecilia Blye, Chief
             Office of Global Security Risk

cc: Larry Spirgel
     Assistant Director